SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

FitBit, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

33812L102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 10

CUSIP #33812L102	Page 2 of 13

1	NAME OF REPORTING PERSONS True Ventures II, L.P. (“TV II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,762,821 shares, except that True Venture Partners II, L.L.C. (“TVP II”), the general partner of TV II, may be deemed to have sole power to vote these shares, and Philip D. Black (“Black”) and Jon Callaghan (“Callaghan”), the managing members of TVP II, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
30,762,821 shares, except that TVP II, the general partner of TV II, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP II, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,762,821
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.5%[1]
12	TYPE OF REPORTING PERSON PN

 ____________________________________________

1 The Reporting Person holds shares of Class B Common Stock, which is convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 59,061,250 shares, which is the number of shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015, and the number of shares held by the Reporting Person that are convertible into Class A Common Stock, but does not include the 152,611,008 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015.

CUSIP #33812L102	Page 3 of 13

1	NAME OF REPORTING PERSONS True Ventures II-A, L.P. (“TV II-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,108,426 shares, except that TVP II, the general partner of TV II-A, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVP II, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,108,426 shares, except that TVP II, the general partner of TV II-A, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP II, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,108,426
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3%[2]
12	TYPE OF REPORTING PERSON PN

______________________________

2 The Reporting Person holds shares of Class B Common Stock, which is convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 59,061,250 shares, which is the number of shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015, and the number of shares held by the Reporting Person that are convertible into Class A Common Stock, but does not include the 152,611,008 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015.

CUSIP #33812L102	Page 4 of 13

1	NAME OF REPORTING PERSONS True Venture Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
32,871,247 shares, of which 30,762,821 are directly owned by TV II and 2,108,426 are directly owned by TV II-A. TVP II, the general partner of TV II and TV II-A, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVP II, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
32,871,247 shares, of which 30,762,821 are directly owned by TV II and 2,108,426 are directly owned by TV II-A. TVP II, the general partner of TV II and TV II-A, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP II, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,871,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.8%[3]
12	TYPE OF REPORTING PERSON OO

_________________________________

3 The Reporting Person holds shares of Class B Common Stock, which is convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 59,061,250 shares, which is the number of shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015, and the number of shares held by the Reporting Person that are convertible into Class A Common Stock, but does not include the 152,611,008 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015.

CUSIP #33812L102	Page 5 of 13

1	NAME OF REPORTING PERSONS Philip D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
32,871,247 shares, of which 30,762,821 are directly owned by TV II and 2,108,426 are directly owned by TV II-A. TVP II is the general partner of TV II and TV II-A, and Black, a managing member of TVP II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
32,871,247 shares, of which 30,762,821 are directly owned by TV II and 2,108,426 are directly owned by TV II-A. TVP II is the general partner of TV II and TV II-A, and Black, a managing member of TVP II, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,871,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.8%[4]
12	TYPE OF REPORTING PERSON IN

 __________________________________

4 The Reporting Person holds shares of Class B Common Stock, which is convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 59,061,250 shares, which is the number of shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015, and the number of shares held by the Reporting Person that are convertible into Class A Common Stock, but does not include the 152,611,008 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015.

CUSIP #33812L102	Page 6 of 13

1	NAME OF REPORTING PERSONS Jon Callaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
32,871,247 shares, of which 30,762,821 are directly owned by TV II and 2,108,426 are directly owned by TV II-A. TVP II is the general partner of TV II and TV II-A, and Callaghan, a managing member of TVP II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
32,871,247 shares, of which 30,762,821 are directly owned by TV II and 2,108,426 are directly owned by TV II-A. TVP II is the general partner of TV II and TV II-A, and Callaghan, a managing member of TVP II, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,871,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.8%[5]
12	TYPE OF REPORTING PERSON IN

 ____________________________________

5 The Reporting Person holds shares of Class B Common Stock, which is convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 59,061,250 shares, which is the number of shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015, and the number of shares held by the Reporting Person that are convertible into Class A Common Stock, but does not include the 152,611,008 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on November 13, 2015.

CUSIP #33812L102	Page 7 of 13

ITEM 1(A).	NAME OF ISSUER

FitBit, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

405 Howard Street
San Francisco, California 94105

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by True Ventures II, L.P., a Delaware limited partnership (“TV II”), True Ventures II-A, L.P., a Delaware limited partnership (“TV II-A”), True Venture Partners II, L.L.C., a Delaware limited liability company (“TVP II”), Philip D. Black (“Black”) and Jon Callaghan (“Callaghan”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

TVP II, the general partner of TV II and TV II-A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TV II and TV II-A. Black and Callaghan are the managing members of TVP II and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by TV II and TV II-A.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o True Ventures 530 Lytton Ave., Suite 303
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

All shares held by the Reporting Persons are Class B common stock, which is convertible at any time into Class A common stock on a one-to-one basis. The Class A common stock and the Class B common stock are each $0.0001 par value per share.

ITEM 2(E).	CUSIP NUMBER

33812L102

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2015:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

CUSIP #33812L102	Page 8 of 13

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of TV II and TV II-A, and the limited liability company agreement of TVP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP #33812L102	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 9, 2016	True Ventures II, L.P., a Delaware limited partnership

		By:	True Venture Partners II, L.L.C.,
a Delaware limited liability company,
Its general partner

		By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Ventures II-A, L.P., a Delaware limited partnership
		By:	True Venture Partners II, L.L.C.,
a Delaware limited liability company,
Its general partner

		By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Venture Partners II, L.L.C.,
a Delaware limited liability company

		By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

Philip D. Black

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

Jon Callaghan

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

CUSIP #33812L102	Page 10 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	11
Exhibit B: Power of Attorney	12

CUSIP #33812L102	Page 11 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:	February 9, 2016	True Ventures II, L.P., a Delaware limited partnership

		By:	True Venture Partners II, L.L.C.,
a Delaware limited liability company,
Its general partner

		By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Ventures II-A, L.P., a Delaware limited partnership
		By:	True Venture Partners II, L.L.C.,
a Delaware limited liability company,
Its general partner

		By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

True Venture Partners II, L.L.C.,
a Delaware limited liability company

		By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

Philip D. Black

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

Jon Callaghan

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

CUSIP #33812L102	Page 12 of 13

exhibit b

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates True Venture Partners II, L.L.C. or such other person or entity as is designated in writing by James G. Stewart (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Form D, Form ADV, Schedule 13D, Form 13F, Schedule 13G, Form 13H, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) or any other domestic or international state, federal or national agency (collectively, the “Reports”) with respect to the Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates James G. Stewart (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

November 20, 2015	True Venture Partners II, L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ Philip D. Black
Philip D. Black, Managing Member

November 20, 2015	TRUE VENTURES II, L.P.,
a Delaware Limited Partnership

	By:	True Venture Partners II, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	s/ Philip D. Black
Philip D. Black, Managing Member

CUSIP #33812L102	Page 13 of 13

November 20, 2015	TRUE VENTURES II-A, L.P.,
a Delaware Limited Partnership

	By:	True Venture Partners II, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	s/ Philip D. Black
Philip D. Black, Managing Member

November 20, 2015	By:	s/ Philip D. Black
Philip D. Black

November 20, 2015	By:	/s/ Jon Callaghan
Jon Callaghan